Exhibit 99.1
Olink reports first quarter 2023 financial results

UPPSALA, Sweden, May 11, 2023 (GLOBE NEWSWIRE) -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK) today announced its unaudited financial results for the first quarter ended March 31, 2023.

Highlights
•First quarter 2023 revenue totaled $27.5 million, representing year over year growth of 21% on a reported basis and 25% on a constant currency adjusted like-for-like basis
•Total Explore customer installations reached 63, with 11 installations during the first quarter
•Total Signature Q100 placements reached 117, with 26 placements during the first quarter
•Explore revenue of $16.9 million accounted for 61% of total first quarter revenue, with Explore Kit revenue totaling $9.4 million, or 56% of total Explore revenues
•First quarter kits revenue and analysis services revenue represented 49% and 38% of total revenue, respectively
•First quarter 2023 net loss was $(14.0) million, with adjusted EBITDA of $(9.4) million compared to first quarter 2022 net loss of $(12.2) million and adjusted EBITDA of $(9.1) million
•Exited first quarter 2023 with a cash balance of $173 million
•Olink expects 2023 full year reported revenue to be in the range of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis; and expects the Company will return to profitability in 2023, as measured by adjusted EBITDA

“Olink continues to make significant strides in the next-generation proteomics market by delivering industry-leading revenue growth, financial momentum, and operational execution,” said Jon Heimer, CEO of Olink. “Our culture of innovation and our exceptional ability to deliver enabling solutions to customers has become a driving force in the omics industry, and we look forward to continuing to execute on our strategy.”

First quarter financial results
“During the first quarter we delivered solid performance along key product metrics while maintaining strong financial discipline,” said Oskar Hjelm, CFO of Olink. "In particular, Olink continues to benefit from our strategy of increasing product mix towards kits, helping drive improvement in our corporate margin over the near- to long-term time horizons.”

Total revenue for the first quarter of 2023 was $27.5 million, as compared to $22.7 million for the first quarter of 2022, growing 21% year over year, and driven primarily by strength in kits.

First quarter 2023 kits revenue of $13.5 million represented 49% of total revenue, compared to 18% for the first quarter of 2022; and grew 239% year over year primarily as a result of Explore Kits, with strength from Target as well.

Analysis services revenue for the first quarter of 2023 was $10.4 million, as compared to $16.6 million for the first quarter of 2022.

Other revenue was $3.5 million for the first quarter of 2023, as compared to $2.1 million for the first quarter of 2022. Other revenue growth was driven primarily by Signature Q100 placements.

By geography, revenue during the first quarter of 2023 was $14.7 million in Americas, $8.8 million in EMEA (including Sweden), and $3.9 million in China and RoW (including Japan).

Consolidated reported gross profit was $17.6 million in the first quarter of 2023, as compared to $13.3 million in the first quarter of 2022; while adjusted consolidated gross profit was $18.4 million in the first quarter of 2023, as compared to $14.2 million in the first quarter of 2022.

Exhibit 99.1
Reported gross profit margin for kits was 81% for the first quarter of 2023, as compared to 85% for the first quarter of 2022; while adjusted gross profit margin for kits was 83% for the first quarter of 2023, as compared to 89% for the first quarter of 2022.

Reported gross profit margin for analysis services was 56% for the first quarter of 2023, as compared to 54% in the first quarter of 2022; while adjusted gross profit margin for analysis services was 62% as compared to 58% in the first quarter of 2022.

Reported and adjusted gross profit margin for Other was 21% for the first quarter of 2023, as compared to 47% for the first quarter of 2022.

Total operating expenses for the first quarter of 2023 were $34.9 million, as compared to $29.5 million for the first quarter of 2022. The increase was largely due to continued investment into Olink's commercial organization, research and development team expansion, and additional administrative costs.

Net loss was $(14.0) million for the first quarter of 2023 and adjusted EBITDA was $(9.4) million, as compared to a net loss of $(12.2) million and adjusted EBITDA of $(9.1) million for the first quarter of 2022.

Net loss per share for the first quarter of 2023 was $(0.11) based on a weighted average number of outstanding shares of 122,954,966 as compared to a net loss per share of $(0.10) in the first quarter of 2022 based on a weighted average number of outstanding shares of 119,010,097.

2023 guidance
Olink expects 2023 full year reported revenue to be in the range of $192 million to $200 million, representing growth of approximately 37% to 43% on a reported basis, and growth of approximately 38% to 44% on a constant currency basis.

The Company also expects revenues in 2023 will continue to progress along a seasonal pattern that is weighted toward the second half of the year, and fourth quarter specifically. In addition, Olink believes with continued growth and scale up, it will return to profitability in 2023, as measured by adjusted EBITDA.

Webcast and conference call details
Company management will host a conference call to discuss financial results at 8:00 am ET. Investors interested in listening to the conference call are required to register online here. A live webcast will be available in the “Events” section of the Company's website at https://investors.olink.com/investor-relations. The webcast will be archived and available for replay for at least 90 days after the event.

Statement regarding use of non-IFRS financial measures
We present certain non-IFRS financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of these non-IFRS measures facilitates investors’ assessment of our operating performance. We caution readers that amounts presented in accordance with our definitions of adjusted EBITDA, adjusted gross profit, adjusted gross profit margin, adjusted gross profit margin by segment, and constant currency revenue growth, may not be the same as similar measures used by other companies. Not all companies and Wall Street analysts calculate the non-IFRS measures we use in the same manner. We compensate for these limitations by reconciling each of these non-IFRS measures to the nearest IFRS performance measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

We are not able to forecast constant currency revenue on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting foreign currency exchange rates and, as a result, are unable to provide a reconciliation to forecasted constant currency revenue.

Investor contact

Exhibit 99.1
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander
Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com

Forward-looking statements
This press release contains express or implied “forward-looking statements,” as defined under the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “seek,” “plan,” “outlook,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “currently,” “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. You should not place undue reliance on these statements because they involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this press release are based on our management’s beliefs and assumptions and are based upon information currently available to our management as of the date of this press release and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this press release should be read in conjunction with, and are subject to and qualified by, the risks described in the “Risk Factors” section in our Form 20-F for the fiscal year ended December 31, 2022 (Commission file number 001-40277) and elsewhere in the documents we file with the SEC from time to time. Forward-looking statements contained in this press release include, but are not limited to, information about estimates of our addressable market, market growth, future revenue, key performance indicators, expenses, capital requirements and our needs for additional financing; our ability to successfully implement our commercial plans, including the development, launch and scaling of our Explore product line and Olink Signature platform, as well as Olink Flex and Olink Insight; our expectations regarding the rate and degree of market acceptance of our product lines; our need for robust research and development; our competitive position; our ability to develop and commercialize new products; our ability to retain the continued service of our key professionals and to identify, hire and retain additional qualified professionals; the quarterly progression of our business and major financial metrics, as they relate to the seasonal nature of our customers’ buying patterns.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise.

About Olink
Olink Holding AB (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Three months ended March 31

Amounts in thousands of U.S. Dollars unless otherwise stated	Note	2023	2022
Revenue	4	27,457	22,677
Cost of goods sold		(9,843)	(9,360)
Gross profit		17,614	13,317
Selling expenses		(11,995)	(9,465)
Administrative expenses		(16,381)	(14,399)
Research and development expenses		(6,387)	(5,985)
Other operating (expenses)/income		(170)	328
Operating loss		(17,319)	(16,204)
Interest income		78	1
Interest expense		(121)	(131)
Foreign exchange, net		(165)	1,765
Other finance income		17	—
Loss before tax		(17,509)	(14,569)
Income tax benefit	5	3,552	2,399
Net loss for the period (Attributable to shareholders of the Parent)		(13,958)	(12,170)
Other comprehensive loss:
Items that may be reclassified to profit or loss:
Exchange differences from translation of foreign operations		3,102	(11,292)
Other comprehensive income/(loss) for the period, net of tax		3,102	(11,292)
Total comprehensive loss for the period, net of tax		(10,856)	(23,462)
Total comprehensive loss for the period (Attributable to shareholders of the Parent)		(10,856)	(23,462)
Basic and diluted loss per share	9	(0.11)	(0.10)

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

Amounts in thousands of U.S. Dollars	Note	March 31, 2023 (Unaudited)	December 31, 2022 (Audited)
ASSETS
Non-current assets
Intangible assets		257,170	257,480
Property, plant and equipment		16,649	15,056
Right-of-use asset		9,248	9,891
Deferred tax assets	5	15,330	10,846
Other long-term receivables		613	571
Total non-current assets		299,010	293,844
Current assets
Inventories		50,908	44,246
Trade receivables		28,290	52,743
Other receivables		894	2,562
Prepaid expenses and accrued income		8,202	7,786
Cash at bank and in hand		172,595	75,109
Total current assets		260,890	182,446
TOTAL ASSETS		559,900	476,290
EQUITY
Share capital	6	32,221	30,988
Other contributed capital	6	611,045	514,133
Reserves/(Deficit)		(55,486)	(58,588)
Accumulated Deficit		(89,805)	(75,848)
Total equity attributable to shareholders of the Parent		497,974	410,685
LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	7	7,139	7,322
Deferred tax liabilities	5	21,880	22,196
Total non-current liabilities		29,019	29,518
Current liabilities
Interest-bearing loans and borrowings	7	1,828	2,113
Accounts payables		6,515	6,885
Current tax liabilities		1,758	1,389
Other current liabilities	10	22,806	25,700
Total current liabilities		32,906	36,086
Total liabilities		61,926	65,605
TOTAL EQUITY AND LIABILITIES		559,900	476,290

Exhibit 99.1
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended March 31
Amounts in thousands of U.S. Dollars	Note	2023	2022
Operating activities
Loss before tax		(17,509)	(14,569)
Adjustments reconciling loss before tax to operating cash flows:
Depreciation and amortization		4,319	4,436
Net finance expense/(income)		190	(1,635)
Loss on sale of assets		32	464
Share-based compensation expense	6	2,105	2,179
Other		25	(56)
Changes in working capital:
(Increase) in inventories		(6,299)	(3,702)
Decrease in accounts receivable		24,708	17,662
Decrease in other current receivables		1,286	3,182
(Decrease)/Increase in trade payables		(414)	2,098
Decrease in other current liabilities		(3,053)	(2,408)
Interest received		78	1
Interest paid		(121)	(131)
Other finance income		17	—
Tax paid		(3)	(985)
Cash flow from operating activities		5,362	6,536
Investing activities
Purchase of intangible assets		(370)	(327)
Purchase of property, plant and equipment		(2,424)	(2,090)
Proceeds from sale of property, plant and equipment		5	—
Increase in other non-current financial assets		(41)	—
Cash flow used in investing activities		(2,830)	(2,417)
Financing activities
Proceeds from issue of share capital	6	100,205	24
Share issue costs	6	(5,026)	—
Payment of principal portion of lease liability		(530)	(748)
Cash flow from/(used in) financing activities		94,649	(724)
Net cash flow during the period		97,180	3,395
Cash at bank and in hand at the beginning of the period		75,109	118,096
Net foreign exchange difference		306	(1,280)
Cash at bank and in hand at the end of the period		172,595	120,211

Exhibit 99.1
Reconciliations of adjusted gross profit to gross profit, the most directly comparable IFRS measure, by segment (unaudited):

	Three months ended March 31
Amounts in thousands of U.S. Dollars unless otherwise stated	2023	2022
Kit
Revenue	13,534	3,994
Cost of goods sold	(2,511)	(603)
Gross profit	11,023	3,391
Gross profit margin	81.4%	84.9%
Less:
Depreciation charges	157	132
Share-based compensation expenses	40	36
Adjusted Gross Profit	11,220	3,559
Adjusted Gross Profit %	82.9%	89.1%

Service
Revenue	10,422	16,607
Cost of goods sold	(4,583)	(7,663)
Gross profit	5,839	8,944
Gross profit margin	56.0%	53.9%
Less:
Depreciation charges	550	693
Share-based compensation expenses	54	30
Adjusted Gross Profit	6,443	9,667
Adjusted Gross Profit %	61.8%	58.2%

Corporate / Unallocated
Revenue	3,501	2,076
Cost of goods sold	(2,749)	(1,095)
Gross profit	752	981
Gross profit margin	21.5%	47.3%
Less:
Depreciation charges	—	—
Share-based compensation expenses	—	—
Adjusted Gross Profit	752	981
Adjusted Gross Profit %	21.5%	47.3%

Exhibit 99.1
Reconciliation of constant currency revenue growth to revenue growth as reported under IFRS, the most directly comparable IFRS measure (unaudited):

We use the non-IFRS measure of constant currency growth, which we define as our total revenue growth from one fiscal year to the next on a constant currency exchange rate basis. We measure our constant currency revenue growth by applying the current fiscal period’s average exchange rate to the prior year fiscal period.

	Three months ended March 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022
Revenue	27,457	22,677
Revenue growth (IFRS)	21%
Foreign exchange impact	(4)%
Constant currency revenue growth	25%

Reconciliation of consolidated adjusted gross profit to gross profit, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31
Amounts in thousands of U.S. Dollars, unless otherwise stated	2023	2022
Revenue	27,457	22,677
Cost of goods sold	(9,843)	(9,360)
Gross Profit	17,614	13,317
Gross Profit %	64.2%	58.7%
Less:
Depreciation charges	707	824
Share-based compensation expenses	94	66
Adjusted Gross Profit	18,415	14,207
Adjusted Gross Profit %	67.1%	62.6%

Reconciliation of adjusted EBITDA to operating loss, the most directly comparable IFRS measure (unaudited):

	Three months ended March 31

Amounts in thousands of U.S. Dollars	2023	2022
Operating income/(loss)	(17,319)	(16,201)
Add:
Amortization	2,733	2,974
Depreciation	1,586	1,462
EBITDA	(13,000)	(11,765)
Management Adjustments	1,501	444
Share-based compensation expenses	2,104	2,198
Adjusted EBITDA	(9,395)	(9,123)